
12060671

UNI
SECURITIES AND
Washi


SEC MAIL
RECEIVED
PROCESSING
FEB 29 2012
WASH. D.C.
196
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

OmniCap, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue 7th Floor
(No. and Street)

New York (City) NY (State) 10017-1111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Snider (212) 486 -8929
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB 3/11
KW 4/3

OATH OR AFFIRMATION

I, Robert Snider , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OmniCap LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title

Gail M Parker

Notary Public

Gail M Parker
Notary Public, State of New York
NO 01PA6126374
Qualified in New York County
Commission Expires May 02, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OmniCap, LLC

(a limited liability company)

Statement of Financial Condition

December 31, 2011

Filed as Public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3 - 4



Independent Auditor's Report

To the Members
OmniCap, LLC
New York, New York

We have audited the accompanying statement of financial condition of OmniCap, LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of OmniCap, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2012

OmniCap, LLC
(a limited liability company)

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	12,011
Total assets	$	12,011

LIABILITIES AND MEMBERS' EQUITY

Liabilities - accrued expenses	$	1,787
Members' Equity		10,224
Total liabilities and Members' equity	$	12,011

See Notes to Statement of Financial Condition.

Note 1. Organization

OmniCap, LLC (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's two main activities are to provide asset-gathering support for investment funds or similar vehicles (the "Funds") and to provide intermediary services for buyers and sellers of secondary fund interests. The secondary interests include hedge fund side-pockets, illiquid hedge funds and private equity shares.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

Note 2. Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP") established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows.

Revenue Recognition: Commissions and fees earned are recognized as revenue as follows: in the case of asset gathering, the Company receives a percentage of the fees paid to the investment managers of the Funds attributable to investors identified by the Company; for the secondary fund intermediary business, the Company's revenue is based on a percentage of the net asset value realized in the sale of the fund shares and is recognized as revenue when the sale closes.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: No provision is made in the accompanying financial statements for liabilities for federal, state or local income taxes since such liabilities are the responsibility of the Members of the Company. The Company is subject to New York City Unincorporated Business Tax.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. As of December 31, 2011, management has determined that there are no uncertain tax positions. The Company is generally not subject to examination by U.S. federal, state or local tax authorities for tax years before 2008.

Note 3. Off-Balance-Sheet Risk and Concentration of Risk

The Company maintains its cash balances in bank deposit accounts with one financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant concentration risk on cash.

Note 4. Net Capital Requirement

The Company is subject to Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") of the Securities and Exchange Commission, which requires the Company to maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity not be withdrawn if the ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital of $10,224, which exceeded its requirement of $5,000 by $5,224. At December 31, 2011, the Company's net capital ratio is 0.18 to 1.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 6. Related Party Transactions

During the year ended December 31, 2011, the Managing Member of the Company agreed to personally pay certain professional fees on behalf of the Company. Such fees, amounting to $11,303, are included in professional fees in the accompanying statement of operations and as a capital contribution in the statement of changes in members' equity.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.